Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 13, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on October 13, 2006, entitled "Horton case settlement for Statoil".

Horton case settlement for Statoil

Statoil (OSE:STL, NYSE:STO) reaches agreements with US Securities and Exchange Commission and US Department of Justice to settle Horton matter under US law.

Stavanger, Norway, 13 October – Statoil ASA has reached agreements with the US Securities and Exchange Commission (SEC), the US Department of Justice (DOJ), and the United States Attorney's Office for the Southern District of New York (USAO) that settle the agencies investigations under US law related to Statoil's 2002 contract with Horton Investments Ltd. for business development in Iran.

Statoil has, in the agreement with the DOJ and USAO, accepted a penalty of USD10.5 million for having violated the U.S. Foreign Corrupt Practices Act,  and responsibility for bribery, by making payments to an Iranian official in 2002 and 2003 in order to induce him to use his influence to obtain the award to Statoil of a contract to develop phases 6, 7 and 8 of the Iranian South Pars gas field, for accounting for those payments improperly in its books and records, and for having insufficient internal controls in place to prevent the payments. Statoil has, in the agreement with the SEC, accepted a disgorgement of USD 10.5 million.

Norwegian authorities (Økokrim) also investigated the same set of facts under Norwegian law and, in October 2004, the company settled the case and paid a fine of NOK 20 million (USD 3 million) for violation of Norway's prohibitions on trading in influence introduced 4 July 2003. The USD 3 million fine previously paid to the Norwegian  authorities will be deducted from the penalty to be paid under the agreement with the DOJ and USAO, so that the fine actually payable by Statoil under that agreement will be USD7.5 million.

Statoil Chairman of the Board, Jannik Lindbæk, said, "The agreements with the US agencies resolve all outstanding issues under US law related to the Horton matter, which occurred several years ago under the company's previous management and which the company has long deplored.  We believe that the settlement is in the best interest of Statoil. It enables us to avoid a prolonged legal process that would further burden our organisation, as we continue to strengthen our ethical and compliance policies and to focus sharply on our strategies for growth."

As a publicly held company whose shares are listed on the New York Stock Exchange and the Oslo Stock Exchange, Statoil is, in addition to Norwegian law, subject to US securities law, which include the Foreign Corrupt Practices Act.

Since it first learned of the payments in September 2003, Statoil's Board of Directors, and, subsequently, the company's new Chairman, Jannik Lindbæk and new CEO Helge Lund, have taken prompt and forceful steps to put in place new policies and practices to ensure the highest standards of transparency and ethical conduct. "Among other actions, we retained outside counsel to conduct a thorough internal review of what went wrong, and adopted stronger new internal controls and stricter new ethical policies and practices", said Statoil CEO Helge Lund. "We have cooperated fully with the SEC, DOJ and USAO throughout their inquiries, and shared the results of our internal review with the agencies. Following the Horton case, we have introduced considerable remedial actions to ensure that our business activities are carried out following high ethical standards."

The settlements take the form of a three-year deferred prosecution agreement with the DOJ and USAO and a Cease and Desist Order with the SEC. In the deferred prosecution agreement, Statoil has consented to the filing with the United States Court for the Southern District of New York of a criminal information charging violations of the anti-bribery and books and records provisions of the FCPA. If Statoil fulfils its obligations under the deferred prosecution agreement for three years, the criminal charges will be dismissed and the Horton case will be closed.

Specifically, the settlement agreements contain the following main points:

  In the deferred prosecution agreement with the DOJ and USAO, Statoil accepts responsibility for the facts described in the "Statement of Facts."  In the SEC Cease and Desist Order, Statoil accepts the "Statement of Facts" on a "no admit, no deny" basis.
  Statoil accepts a penalty totalling USD 21 million – half as a fine payable under the agreement with the DOJ and USAO and half as disgorgement to the SEC.  The fine of USD 3 million already paid by Statoil to the Norwegian government (Økokrim) will be deducted, so that Statoil will actually pay a total of USD 18 million to the US authorities.
  Statoil will retain, over a three-year period, a Compliance Consultant. That person will review Statoil's controls, policies and procedures related to compliance with the Foreign Corrupt Practices Act.
  During the three year period of the deferred prosecution agreement, Statoil agrees to cooperate fully with US authorities in all matters relating to the Foreign Corrupt Practices Act.
  No person authorized to speak for the company shall make public statements contradicting the Statement of Facts that forms a part of the settlement documents with DOJ and USAO.  Those documents are filed in the United States District Court for the Southern District of New York.

Contact persons:

Ola Morten Aanestad, vice president for media relations, +47 48 08 02 12 (mobile)
Kai Nielsen, public affairs manager, +44 78 24 32 68 93 (mobile)
Lars Troen Sørensen, senior vice president for investor relations, 90 64 91 44 (mobile)

STATOIL ASA (Registrant)
Dated: October 13, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer